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vedderprice.com

January 30, 2023

VIA EDGAR Mr. David Lin U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-0303

Re:	Byline Bancorp, Inc. Registration Statement on Form S-3 Filed December 14, 2022 File No. 333-268793 (the “Registration Statement”)

Dear Mr. Lin:

On behalf of Byline Bancorp, Inc. (the “Company”), we are hereby transmitting for filing via EDGAR Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3, File No. 333-268793 (the “Amended S-3”). Simultaneously therewith, the Company is submitting via EDGAR this letter in response to the comment letter it received from the staff of the Division of Corporation Finance (the “Staff”) dated December 19, 2022 with respect to the Registration Statement. We have included below the comment set forth in the Staff’s letter, as well as the Company’s response thereto.

Form S-3 filed December 14, 2022

General

1.	Please revise your fee table and the prospectus to disclose the aggregate number of securities being registered for resale by the selling securityholders and describe the initial transaction(s) in which the securities were sold to them. Also file a revised legality opinion that covers the securities to be offered for resale by the selling securityholders. Refer to General Instruction II.G. to Form S-3, Securities Act Rule 430B(b)(2), and, for guidance, Questions 228.03 and 228.04 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response:

We have revised the disclosure in the Amended S-3 to remove all references to selling securityholders given that no securities are being registered for resale by any selling securityholders in accordance with the guidance provided in Questions 228.03 and 228.04 of the Securities Act Rules Compliance and Disclosure Interpretations and General Instruction II.G. to Form S-3, Securities Act Rule 430B(b)(2).

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

Mr. David Lin

U.S. Securities and Exchange Commission

January 30, 2023

We believe the foregoing is responsive to the Staff’s comments and request for additional information. Please be advised that the Company wishes to have the registration statement declared effective as soon as possible. Accordingly, should you have any further comments or questions or need any additional information, please do not hesitate to contact the undersigned at (312) 609-7835.

Very truly yours,

/s/Jennifer Durham King

Jennifer Durham King Shareholder, Corporate Practice Area Leader

JDK/mcs

cc:      Mr. Roberto R. Herencia, Byline Bancorp, Inc.